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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer E195-E2 Granted Type Certification in China

Beijing, China, August 23rd, 2023 – Embraer E195-E2, the largest member of the E-Jet family, has been granted its Type Certificate by the Civil Aviation Administration of China (CAAC). This follows the certification of the E190-E2 received from CAAC in November last year, during the Zhuhai Air Show.

“We’re excited to now have both the E190-E2 and E195-E2 certified by CAAC, paving the way for sales in the Chinese market,” said Arjan Meijer, President and CEO of Embraer Commercial Aviation. “Our team in China is actively working with potential customers and making good progress. There are significant opportunities for the E2 in China, which offers complementary capacity to China’s indigenous ARJ21 and C919 aircraft; combined, they provide flexible, efficient, and eco-friendly options for Chinese airlines, meeting the demand of the world’s fast-growing air transportation market.”

According to Embraer’s latest 20-Year Market Outlook published in June, Asia Pacific including China is expected to show a strong growth rate, increasing its RPKs by 4.4% annually over the next 20 years. The need for flexibility, complementing narrow-body aircraft, is driving demand in the up-to-150-seat segment in China.

“It’s another milestone for the largest Embraer jet – the E195-E2 – to be certified by CAAC,” said Guo Qing, Managing Director and VP Commercial Aviation, Embraer China. “China is moving closer to carbon neutrality. The E195-E2 is the most environmentally efficient aircraft in its class. With a maximum of 146 seats, E195-E2 is the right size to profitably complement larger narrowbodies on lower density routes, connecting regional airports and offering travelers living in secondary and tertiary cities with one-stop access to routes worldwide.”

“With both the Chinese and Brazilian governments reiterating their support for Embraer’s activities in China during Brazilian President Lula’s State visit to China, I’m very optimistic about the opportunities in China,” Guo added.

Last year in November, Embraer E195-E2 ‘TechLion’ visited China and made its debut at the Zhuhai Airshow, exhibiting its capabilities to China’s aerospace leaders, including the outstanding performance, minimal noise and emissions, and low operation costs.

The E195-E2 entered into service in 2019 with Azul. As the largest member of the E-Jet family, E195-E2 accommodates between 120 and 146 passengers. It is the most fuel-efficient single aisle aircraft flying today, delivering 25% better fuel efficiency per seat, compared to previous generation E-Jets.

In June 2022, the E195-E2 was successfully tested on 100% SAF, confirming that the E-Jets E2 family can fly with blends of up to 100% SAF without any compromise to safety or performance. Today, the E2 emits 25% fewer CO2 emissions compared to previous generation aircraft; this reduction can be increased to 85% with SAF.

Notes to editors

Embraer in China

2023 marks Embraer’s 23rd year in China. In September 2000, the first Embraer ERJ145 was delivered to Sichuan Airlines, and in May 2008, Embraer delivered its first E-Jet, an E190, to Tianjin Airlines. Today, there are 85 E-Jets flying with Tianjin Airlines, Hebei Airlines, Beibu Gulf Airlines, Colorful Guizhou Airlines in China. The E-Jet fleet played an important role in the Covid-19 period to maintain key routes and help the industry to recover.

Data shows China’s civil aviation market continues its recovery, fueled by rising domestic demand. According to CAAC, in the first five-month of 2023, China domestic passenger traffic volume reached 224.8 million, up 135 percent compared with 2022. The domestic market has already exceeded the 2019 level since April 2023 due to pent-up demand following the pandemic.

Last month, Embraer signed a Letter of Agreement at the 54th Paris Airshow with Lanzhou Aviation Industry Development Group for 20 E190F and E195F E-Jets Passenger-to-Freight Conversions (P2F). Embraer and Lanzhou intend to cooperate on establishing of E190F and E195F conversion capability in Lanzhou, which will support and accelerate the introduction of E-Jet first generation freighters to Chinese market.

Embraer has also established a comprehensive after-sales service and support system in China, including authorized maintenance centers, spare parts warehouses, and complete pilot training network. It has laid a solid foundation for the new generation of E2 family to operate in China.

Images: https://embraer.bynder.com/share/03686A20-1AB8-4150-B6C48FA4D473735A/

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations